# Nasdaq Regulation



**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

March 25, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 11, 2026, The Nasdaq Stock Market (the "Exchange") received from Vanguard Wellesley Income Fund (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Vanguard Target Maturity 2029 Corporate Bond ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,